Exhibit 3.5

AMENDMENT TO THE

BYLAWS

OF GUIDEWIRE SOFTWARE, INC.

In accordance with resolutions approved by the Board of Directors of Guidewire Software, Inc. (fka Centrica Software, Inc.) (the “Company”), the Bylaws of the Company shall be amended by changing all references to “Centrica Software, Inc.” to “Guidewire Software, Inc.” and by amending and restating Article III, Section 2 in its entirety to read as follows:

“Section 2. Number; Election; Tenure and Qualification. The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors or by the stockholders at an annual meeting of the stockholders (unless the directors are elected by written consent in lieu of such a meeting pursuant to Article III, Section 9 hereof). With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in the corporation’s Certificate of Incorporation or in Section 3 of this Article III, the directors shall be elected at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy and each director elected shall hold office until his successor is elected and qualified unless he shall resign, become disqualified, disabled, or otherwise removed. Directors need not be stockholders.”

CERTIFICATE OF SECRETARY OF

GUIDEWIRE SOFTWARE, INC.

The undersigned, Marcus Ryu, hereby certifies that he is the duly elected and acting Secretary of Guidewire Software, Inc., a Delaware corporation (the “Corporation”), and that the Amendment to the Bylaws attached hereto constitutes an Amendment to the Bylaws of said Corporation as duly adopted by the Board of Directors on December 16, 2005.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 22nd day of December, 2005.

/s/ Marcus Ryu
Secretary